SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Midisoft Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   597413-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael D. Hill
                       Vice President and General Counsel
                           Capitol Broadcasting, Inc.
                     2619 Western Boulevard, P.O. Box 12000
                          Raleigh, North Carolina 27605
                            Telephone: (919) 821-8730
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

--------------------------------------------------------------------------------
                                  July 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 597413-10-3
--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              CAPITOL BROADCASTING COMPANY, INC.

--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]

                                                                  (b) [X]
--------------------------------------------------------------------------------
    3


--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS
              WC

--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                    [ ]

--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION
              NORTH CAROLINA

--------------------------------------------------------------------------------
 NUMBER OF        7       SOLE VOTING POWER
  SHARES                  781,250
--------------------------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
 OWNED BY                 0
--------------------------------------------------------------------------------
   EACH
 REPORTING        9       781,250
--------------------------------------------------------------------------------
PERSON WITH      10       SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              781,250

--------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  [ ]

--------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.0%

--------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON
              CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the beneficial ownership of the common stock, no par value per share (the "Common Stock"), of Midisoft Corporation, a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1605 NW Sammamish Road, Suite 205, Issaquah, Washington 98027.

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is Capitol Broadcasting Company, Inc. ("Capitol"), a diversified communications company. Capitol is a North Carolina corporation with its principal business office located at 2619 Western Blvd., P.O. Box 12000, Raleigh, North Carolina 27605. Capitol has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Capitol acquired 781,250 shares of Common Stock for a purchase price of $1,000,000. The source of funds for this transaction was working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         Capitol's sole purpose in acquiring shares of Common Stock is to hold the securities for investment. Capitol may acquire or dispose of additional shares of Common Stock, but does not presently intend to do so.
This intention may change depending upon market conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Capitol currently is the beneficial owner of 781,250 shares, or 10.0%, of the Common Stock.

         (b) Capitol has sole voting and dispositive power with respect to the 781,250 shares it beneficially owns.

         (c) The only transaction in the Common Stock by Capitol effected during the last 60 days was the purchase of 781,250 shares, at a price of $1.28 per share, on July 14, 1999. This was a direct purchase of shares from the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 17, 1999

                                        CAPITOL BROADCASTING COMPANY, INC.


                                        By: /s/ Michael D. Hill
                                           --------------------
                                           Michael D. Hill
                                           Vice President and General Counsel

                                                                      Schedule A
                                                                      ----------

               INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS AND
                DIRECTORS OF CAPITOL BROADCASTING COMPANY, INC.

The following table sets forth as to each of the executive officers and directors of the undersigned: (a) name, (b) residence or business address; (c) principal occupation and (d) name and address of employer. No executive officer or director has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                                   EMPLOYER
       NAME                        TITLE          OCCUPATION      AND ADDRESS
       ----                        -----          ----------      -----------
*James F. Goodmon        President/CEO               Same      CBC, Inc.
                                                               2619 Western Blvd.
                                                               Raleigh, NC 27606

*John M. Brennan         Senior VP/                  Same      CBC, Inc.
                         Treasurer/Asst. Secretary             711 Hillsborough St.
                                                               Raleigh, NC 27603

*Thomas G. Allen         Senior VP/                  Same      CBC, Inc.
                         Broadcasting                          2619 Western Blvd.
                                                               Raleigh, NC 27606

*W. Ben Waters           VP/Administration           Same      CBC, Inc.
                                                               711 Hillsborough St.
                                                               Raleigh, NC 27603

*George W. Habel         VP/Radio Network/Sports     Same      CBC, Inc.
                                                               711 Hillsborough St.
                                                               Raleigh, NC 27603

*Michael D. Hill         Vice President/             Same      2619 Western Blvd.
                         General Counsel                       Raleigh, NC 27606

*John L. Greene          VP/Special Projects         Same      CBC, Inc.
                                                               2619 Western Blvd.
                                                               Raleigh, NC 27606

*Louise S. Stephenson    Secretary                   Same      711 Hillsborough St.
                                                               Raleigh, NC 27603

Whit N. Neville, Jr.     Assistant Treasurer/        Same      711 Hillsborough St.
                         Assistant Secretary                   Raleigh, NC 27603

*Frederick R. Barber     Consultant                  Same      2619 Western Blvd.
                                                               Raleigh, NC 27606

-------------
*Director